Partners (admitted in Hong Kong)

Justin M. Dolling[5]

David Patrick Eich[1,4,5]

Douglas S. Murning[5]

Nicholas A. Norris[5]

John A. Otoshi[3]

Jamii Quoc[7]

Jesse D. Sheley[1]

Steven Tran[5,6]

Dominic W.L. Tsun[3,5]

Li Chien Wong

Ashley Young[5]

David Yun[5,6]

Registered Foreign Lawyers

Pierre-Luc Arsenault[3]

Christopher Braunack[5]

Albert S. Cho[3]

Liu Gan[2]

Benjamin Su3

Shichun Tang[3]

David Zhang[3]

Fan Zhang[1]

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David T. Zhang To Call Writer Directly: +852 3761 3318 david.zhang@kirkland.com

May 20, 2013

VIA EDGAR

Daniel F. Duchovny

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:          WSP Holdings Limited

Amended Schedule 13E-3

Filed May 8, 2013

File No. 005-83618

Dear Mr. Duchovny:

On behalf of WSP Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of May 10, 2013 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-83618 (the “Schedule 13E-3”) filed on May 8, 2013 by the Company and the other filing persons named therein.  For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.  Capitalized words used herein shall have the same meaning as defined in the Schedule 13E-3.  Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments.  In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

1. Admitted in the State of Illinois (U.S.A.)

2. Admitted in the Commonwealth of Massachusetts (U.S.A.)

3. Admitted in the State of New York (U.S.A.)

4. Admitted in the State of Wisconsin (U.S.A.)

5. Admitted in England and Wales

6. Admitted in New South Wales (Australia)

7. Admitted in Victoria (Australia)

Chicago	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

We represent the special committee (the “Special Committee”) of the board of directors of the Company (the “Board”). To the extent any response relates to information concerning WSP OCTG GROUP Ltd., JM OCTG GROUP Ltd., Mr. Longhua Piao, Expert Master Holdings Limited, UMW China Ventures (L) Ltd., UMW Petropipe (L) Ltd., UMW Holdings Berhad, Mr. Jubao Xie, H.D.S. Investments LLC or their or the Special Committee’s respective advisors, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

* * * * *

Proxy Statement

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 35

1.             We reissue prior comment 7. Each filing person must make and disclose a fairness determination as to unaffiliated security holders. Affiliated holders have different interests from unaffiliated holders, therefore each filing person that relies on the financial advisor’s opinion addressed to both unaffiliated and affiliated holders must explain how it was able to comply with the requirements of Item 1014 of Regulation M-A?

The Company respectfully advises the Staff that the financial advisor’s opinion addressed fairness to “holders of Shares or ADSs other than Parent, Merger Sub, the Rollover Shareholders and their respective affiliates” which, by definition, includes all security holders unaffiliated with the Company.  Specifically, the group of security holders that are carved out of the opinion includes only affiliated security holders of the Company (i.e., no unaffiliated security holder was carved out from opinion). To the extent that an affiliated security holder may exist other than Parent, Merger Sub, the Rollover Shareholders and their respective affiliates, the Company respectfully advises the Staff that the consideration to be received by such affiliated security holder is identical in all respects as the consideration to be received by the unaffiliated security holders. The Company and each filing person do not believe that there is any meaningful distinction to be drawn between the concepts of “fairness to the security holders unaffiliated with the Company” and “fairness to holders of Shares or ADSs other than Parent, Merger Sub, the Rollover Shareholders and their affiliates.”  Therefore, the Special Committee and the Board believe that it is reasonable and appropriate to consider the opinion from the Special Committee’s financial advisor as a substantive factor and the Buyer Group believes that it is reasonable and appropriate to consider the fact that the Special Committee received an opinion from its financial advisor as a procedural factor in their respective determinations as to the fairness of the transaction to the security holders unaffiliated with the Company.

Opinion of the Special Committee’s Financial Advisor, page 47

2.             We reissue prior comment 13. We note that the disclosure sought in the prior comment appears on pages 14-17 of exhibit (c)(2) to your Schedule 13E-3.

In response to the Staff’s comment, the Company has revised the disclosure to include underlying data for purposes of the selected companies and selected transactions analyses.  Please refer to pages 52 and 53 of the Revised Proxy Statement.  The Company respectfully notes for the Staff that the Company’s projected results disclosed on page 46 of the Revised Proxy Statement were used (after conversion into US$) in Houlihan Lokey’s discounted cash flow analysis and that such projection section includes a cross-reference to the opinion section.

3.             We note the revised disclosure in response to prior comment 14. Please explain the language “among other things” you used in explaining the basis for Houlihan Lokey’s use of perpetuity growth rates of 4.5% to 5.5%. Also, revise your explanation for Houlihan Lokey’s use of discount rates of 13.5% to 15.5% to explain the language “weighted average cost of capital” and, if necessary, describe the elements of such average.

In response to the Staff’s comment, the language “among other things” has been removed and disclosure has been included to explain the language “weighted average cost of capital.”  Please refer to page 54 of the Revised Proxy Statement.

* * * * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344 or Pierre-Luc Arsenault at (852) 3761-3365.

Sincerely,

/s/ David T. Zhang
David T. Zhang
of Kirkland & Ellis

cc:           Dennis D. Zhu - WSP Holdings Limited
Steven Liu - Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP